Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Quarter Ended June 30, 2021

HAMILTON, Bermuda, August 26, 2021 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) today reported its financial results for the quarter ended June 30, 2021.

Highlights

•	Continued measures to mitigate the risks from the COVID-19 pandemic and ensure health and safety of crews and staff, whose wellbeing is the Partnership’s highest priority
•	No reported cases of COVID-19; 100% availability of FSRUs for the second quarter of 2021
•	Reported total time charter revenues of $34.7 million for the second quarter of 2021 compared to $34.4 million of time charter revenues for the second quarter of 2020
•	Generated operating income of $24.1 million, net income of $2.6 million and limited partners’ interest in net loss of $1.2 million for the second quarter of 2021 compared to operating income of $27.7 million, net income of $19.7 million and limited partners’ interest in net income of $16.0 million for the second quarter of 2020
•	Operating income, net income and limited partners’ interest in net income were impacted by unrealized gains on derivative instruments for the second quarter of 2021 and 2020, mainly on the Partnership's share of equity in earnings of joint ventures in the second quarter of 2021 and 2020
•	Excluding the impact of unrealized gains on derivative instruments for the second quarter of 2021 and 2020 impacting the equity in earnings of joint ventures, operating income would have been $24.0 million for the three months ended June 30, 2021 compared with $25.5 million for the three months ended June 30, 2020
•	A tax provision of $10.9 million was recorded for a tax uncertainty for the potentially disallowed interest deduction following the conclusion by the Indonesian tax authority’s 2019 tax audit. $2.7 million of the amount became payable in July 2021. We disagree with the conclusion of the tax audit and intend to contest the tax authority’s position
•	Generated Segment EBITDA[1] of $34.3 million and $36.0 million for the second quarter of 2021 and 2020, respectively
•	On August 13 and 25, 2021, paid a $0.01 per unit distribution on common units with respect to the second quarter of 2021
•	On August 16, 2021, paid a cash distribution of $0.546875 per 8.75% Series A cumulative redeemable preferred unit (the "Series A preferred unit"), for the period commencing on May 15, 2021 to August 14, 2021

•	The charterer under the lease and maintenance agreement for the PGN FSRU Lampung (“LOM”) served a notice of arbitration (“NOA”) on August 2, 2021 to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. PT Hoegh LNG Lampung (“PT HLNG”) has served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM. PT HLNG will take all necessary steps and will vigorously defend against the charterer’s claims in the legal process. Notwithstanding the NOA, both parties are continuing to perform their respective obligations under the LOM

Sveinung Støhle, Chief Executive Officer stated: “Höegh LNG Partners' fleet of modern, full-size FSRUs once again achieved 100% operational availability during the second quarter of 2021, generating a stable operating income in spite of the continuing challenges related to the COVID-19 pandemic. While maintaining this level of operational excellence across our fleet, we are highly focused on our pending arbitration and securing a near-term solution for the refinancing of the PGN FSRU Lampung. As always, the Partnership is truly grateful for the extraordinary effort and professionalism displayed by its seafarers during these challenging times”.

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure.

Financial Results Overview

For the three months ended June 30, 2021, each of the Partnership’s FSRUs have had 100% availability due to the diligent efforts of the crew and staff to ensure all aspects of operations continued to function smoothly in spite of challenges as a result of the COVID-19 pandemic. The Partnership has mitigated the risk on an outbreak of COVID-19 on board its vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. The Partnership has fulfilled its obligations under the time charter contracts and not experienced any off-hire for its FSRUs for three months ended June 30, 2021.

The Partnership reported net income of $2.6 million for the three months ended June 30, 2021, a decrease of $17.1 million from net income of $19.7 million for the three months ended June 30, 2020. Net income was impacted by unrealized gains on derivative instruments for the second quarter of 2021 and 2020, mainly included in the Partnership’s share of equity in earnings of joint ventures.

Excluding all of the unrealized gains on derivative instruments, net income for the three months ended June 30, 2021 would have been $2.6 million, a decrease of $14.8 million from $17.4 million for the three months ended June 30, 2020. Excluding the impact of the unrealized gains on derivatives, the decrease is primarily due to higher interest expense and a higher tax expense for the three months ended June 30, 2021 compared to the corresponding period in 2020.

Preferred unitholders’ interest in net income was $3.9 million for the three months ended June 30, 2021, an increase of $0.2 million from $3.7 million due to additional preferred units issued as part of the at-the-market offering program (“ATM program”). Limited partners’ interest in net loss for the three months ended June 30, 2021 was $1.2 million, a decrease of $17.2 million from limited partners’ interest in net income of $16.0 million for the three months ended June 30, 2020. Excluding all of the unrealized gains (losses) on derivative instruments, limited partners’ interest in net loss for the three months ended June 30, 2021 would have been $1.3 million, a decrease of $15.0 million from limited partners’ interest in net income of $13.7 million for the three months ended June 30, 2020.

Equity in earnings of joint ventures for the three months ended June 30, 2021 was $3.3 million, a decrease of $3.2 million from equity in earnings of joint ventures of $6.5 million for the three months ended June 30, 2020. Unrealized gains on derivative instruments in the Partnership’s joint ventures significantly impacted the equity in earnings of joint ventures for the three months ended June 30, 2020. Excluding the unrealized gain on derivative instruments for the three months ended June 30, 2021 and 2020, the equity in earnings of joint ventures would have been $3.2 million for the three months ended June 30, 2021, a decrease of $1.0 million from $4.2 million for the three months ended June 30, 2020. Excluding the unrealized gain on derivative instruments for the three months ended June 30, 2021 and 2020, the decrease was mainly due to lower time charter revenues related to lower reimbursement of maintenance and project costs, partially offset by lower operating expenses for the three months ended June 30, 2021 compared to those for the three months ended June 30, 2020. The Partnership’s share of its joint ventures’ operating income was $6.0 million for the three months ended June 30, 2021, compared with $7.0 million for the three months ended June 30, 2020.

Operating income for the three months ended June 30, 2021 was $24.1 million, a decrease of $3.7 million from operating income of $27.7 million for the three months ended June 30, 2020. Excluding the impact of the unrealized gains on derivatives impacting the equity in earnings of joint ventures for the three months ended June 30, 2021 and 2020, operating income for the three months ended June 30, 2021 would have been $24.0 million, a decrease of $1.5 million from $25.5 million for the three months ended June 30, 2020.

Segment EBITDA1 for the three months ended June 30, 2021 was $34.3 million, a decrease of $1.7 million from $36.0 million for the three months ended June 30, 2020.

Total operating expenses for the three months ended June 30, 2021 were $13.9 million, an increase of $0.7 million from $13.2 million for the three months ended June 30, 2020. The increase is principally due to higher vessel operating expenses and administrative expenses for the three months ended June 30, 2021 compared with the three months ended June 30, 2020.

Total financial expense, net for the three months ended June 30, 2021 was $10.2 million, an increase of $3.6 million from $6.6 million for the three months ended June 30, 2020. Interest expense consists of the interest incurred, amortization and gain (loss) on cash flow hedges, commitment fees and amortization of debt issuance costs for the period. The increase in interest expense in the second quarter of 2021 was principally due to the amortization of all debt issuance costs on the new Lampung debt facility which has been entered into, but not successfully completed by June 30, 2021.

Financing and Liquidity

As of June 30, 2021, the Partnership had cash and cash equivalents of $23.8 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $8.8 million and long-term restricted cash required under the long-term debt for the PGN FSRU Lampung (the "Lampung facility”) was $10.6 million as of June 30, 2021. As of August 26, 2021, the Partnership had an undrawn balance of $14.7 million on the $63 million revolving credit tranche of the $385 million facility and an undrawn balance of $60.6 million on the $85 million revolving credit facility from Höegh LNG, respectively. However, the Partnership recently received notice from Höegh LNG that it will not extend the $85 million revolving credit facility when it matures on January 1, 2023, and that it will have very limited capacity to extend any additional advances to the Partnership thereunder beyond what is currently drawn under such facility. Further drawdowns on the $85 million revolving credit facility and the $63 million revolving credit facility may be subject to lenders’ consent because of the arbitration notice received from the charterer of PGN FSRU Lampung, as described below.

The Partnership is continuously working on its financing and liquidity needs. The commercial tranche of the Lampung facility becomes due on September 29, 2021 and the export credit tranche can be called if the commercial tranche is not refinanced. The ongoing refinancing of the Lampung credit facility that had been scheduled to close by the end of the second quarter of 2021 is not yet completed due to the failure by the charterer to countersign certain customary documents related to the new credit facility. These circumstances have left the Partnership exposed to having to arrange alternative refinancing, or rearrange the existing refinancing, in the short term in advance of the commercial tranche of the Lampung facility's maturity on September 29, 2021. The Partnership has asked the existing lenders to approve a six-months extension to the maturity date to allow for more time to complete a refinancing and has commenced discussions with existing lenders and certain other potential lenders about this. The Partnership expects that the terms of any alternative refinancing, if the Partnership is successful in finalizing such refinancing, are likely to be less favorable than the terms of the originally agreed refinancing. In addition, progress is being made for the refinancing of the Neptune facility and Cape Ann facility which mature and become payable by the Partnership’s Joint Ventures in November 2021 and June 2022, respectively. However, should the Partnership be unable to secure an extension to the maturity date of the Lampung facility, or to refinance this facility, or to obtain refinancing for the Neptune and Cape Ann facilities or its other debt maturities on a timely basis or at all, the Partnership may not have sufficient funds or other assets to satisfy all its obligations, which would have a material adverse effect on its business, results of operations, financial condition and ability to make distributions to unitholders.

As of June 30, 2021, the Partnership has no material commitments for capital expenditures. However, during the second quarter of 2021, the on-water renewal survey for the Höegh Grace was completed. There was no off-hire in relation to this during the second quarter of 2021. Incurred expenditures of $1.6 million have been capitalized to the vessel as at June 30, 2021, in connection with the survey.

During the second quarter of 2021, the Partnership made quarterly repayments of $4.8 million on the Lampung facility and $6.4 million on the $385 million facility.

The Partnership's book value and outstanding principal of total long-term debt was $417.7 million and $423.6 million, respectively, as of June 30, 2021, including the Lampung facility, the $385 million facility and the $85 million revolving credit facility.

On July 27, 2021, the Partnership’s board of directors announced a reduction in the quarterly cash distribution on its common units to $0.01 per common unit, down from a distribution of $0.44 per common unit in the first quarter of 2021, commencing with the distribution for the second quarter of 2021. The Partnership intends to conserve its internally generated cash flow to resolve issues related to the ongoing refinancing of the Lampung facility as described below. Thereafter, the Partnership expects to use its internally generated cash flow to reduce debt levels and strengthen its balance sheet.

As of June 30, 2021, the Partnership's total current liabilities exceeded total current assets by $30.5 million. This is partly a result of the current portion of long-term debt of $57.0 million being classified as current while restricted cash of $10.6 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months and the balloon payment on the commercial tranche of the Lampung facility that is due on September 29, 2021. Due to the ongoing refinancing of the Lampung facility and in case of the export credit facility being called, also the long-term portion of the Lampung facility would be classified as current. The funding for the Lampung facility will come for the most part, from future cash flows from operations, and refinancing or amendment of the Lampung facility. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities. The Partnership believes its cash flows from operations, including distributions to the Partnership from PT HLNG, Höegh LNG Cyprus Limited, and Höegh LNG FSRU Ltd. as payment of intercompany interest and/or intercompany debt or dividends, will be sufficient to meet the Partnership’s debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows and pay distributions to its unitholders at its current level of distributions, for the next twelve months, assuming the amendment or refinancing of the Lampung facility, the Neptune and Cape Ann facilities on a timely basis and the Partnership’s continuing compliance with the covenants under its credit facilities.

As of June 30, 2021, the Partnership had outstanding interest rate swap agreements for a total notional amount of $306.2 million to hedge against the floating interest rate risks of its long-term debt under the Lampung facility and the $385 million facility. The Partnership applies hedge accounting for derivative instruments related to these facilities. The Partnership receives interest based on three-month US dollar LIBOR and pays fixed rates of 2.8% for the Lampung facility. The Partnership receives interest based on the three-month US dollar LIBOR and pays a fixed rate of an average of approximately 2.8% for the $385 million facility.

The Partnership's share of the joint ventures is accounted for using the equity method. As a result, the Partnership's share of the joint ventures' cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the lines “accumulated earnings in joint ventures” and “accumulated losses in joint ventures” on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

On May 7, 2021, the Partnership drew $6.0 million on the $85 million revolving credit facility from Höegh LNG.

On May 14, 2021, the Partnership paid a distribution of $15.1 million, or $0.44 per common unit, with respect to the first quarter of 2021.

On May 17, 2021 the Partnership paid a distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on February 15, 2021 to May 14, 2021.

On August 13 and 25, 2021, the Partnership paid a cash distribution of $0.3 million, or $0.01 per common unit, with respect to the second quarter of 2021.

On August 16, 2021, the Partnership paid a cash distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on May 15, 2021 to August 14, 2021.

For the period from April 1, 2021 to August 26, 2021, no Series A preferred units or common units were sold under the Partnership’s ATM program.

Outlook

The Partnership believes its primary risk and exposure related to uncertainty of cash flows from its long-term time charter contracts is due to the credit risk and counterparty risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterer’s gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter services in times of reduced demand. While there is a pending arbitration as further discussed below, as of August 26, 2021, the Partnership has not experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts. In addition, the Partnership has not provided concessions or made changes to the terms of payment for its customers.

Höegh LNG has indemnified the Partnership for the joint ventures’ boil-off settlement, leased the Höegh Gallant under lease and maintenance agreement with a subsidiary of Höegh LNG (the “Subsequent Charter”) and provided the Partnership the $85 million revolving credit facility. However, in July 2021, the Partnership received notice from Höegh LNG that the revolving credit line of $85 million will not be extended when it matures on January 1, 2023, and that Höegh LNG will have very limited capacity to extend any additional advances to the Partnership beyond what is currently drawn under such facility. Also, further drawdowns on the $85 million revolving credit facility and the $63 million revolving credit facility may be subject to lenders’ consent because of the NOA received from the charterer of PGN FSRU Lampung. With these recent changes, the Partnership’s liquidity and financial flexibility will be reduced. If Höegh LNG is unable to meet its obligations to us under the Subsequent Charter or meet funding requests or indemnification obligations, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected. Furthermore, if the Partnership’s other charterparties or third-party lenders are unable to meet their obligations to the Partnership under their respective contracts or if the Partnership is unable to fulfill its obligations under time charters, its financial condition, results of operations and ability to make distributions to unitholders could be materially adversely affected.

Höegh LNG’s ability to make payments to the Partnership under the Subsequent Charter and funding requests under the $85 million revolving credit facility and any claims for indemnification may be affected by events beyond the control of Höegh LNG or the Partnership, including opportunities to obtain new employment for the Höegh Gallant and prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to the Partnership may be impaired.

If financial institutions providing the Partnership’s interest rate swaps or lenders under the revolving credit facilities are unable to meet their obligations, the Partnership could experience a higher interest expense or be unable to obtain funding. If the Partnership’s charterers or lenders are unable to meet their obligations under their respective contracts or if the Partnership is unable to fulfill its obligations under time charters, its financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

As previously reported, by letter dated July 13, 2021, the charterer under the LOM for the PGN FSRU Lampung raised certain issues with PT HLNG in relation to the operations of the PGN FSRU Lampung and the LOM and by further letter dated July 27, 2021, stated that it would commence arbitration against PT HLNG. On August 2, 2021 the charterer served a notice of arbitration to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. PT HLNG has served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM. PT HLNG will take all necessary steps and will vigorously defend against the charterer’s claims in the legal process.

The commercial tranche of the Lampung facility becomes due on September 29, 2021 and the export credit tranche can be called if the commercial tranche is not refinanced. The ongoing refinancing of the Lampung credit facility, which had been scheduled to close by the end of the second quarter of 2021, is not yet completed due to the failure by the charterer to countersign certain customary documents related to the new credit facility. These circumstances have left the Partnership exposed to having to arrange alternative refinancing, or rearrange the existing refinancing, in the short term in advance of the commercial tranche of the Lampung facility's maturity on September 29, 2021. The Partnership has asked the existing lenders to approve a six-month extension to the maturity date to allow for more time to complete a refinancing and has commenced discussions with existing lenders and certain other potential lenders about this. The Partnership expects that the terms of any alternative refinancing, if the Partnership is successful in finalizing such refinancing, are likely to be less favorable than the terms of the originally agreed refinancing.

No assurance can be given at this time as to the outcome of the dispute with the charterer of the PGN FSRU Lampung, or of the aforementioned discussions with lenders. Notwithstanding the NOA, both parties are continuing to perform their respective obligations under the LOM. In the event that the Partnership is unable to amend or refinance the Lampung facility or if the outcome of such dispute is unfavorable to the Partnership, it could have a material adverse impact on its business, results of operations, financial condition and ability to pay distributions to unitholders.

In addition, progress is being made for the refinancing of the Neptune facility and Cape Ann facility which mature and become payable by the Partnership’s Joint Ventures in November 2021 and June 2022, respectively. However, should the Partnership be unable to secure an extension to the maturity date of the Lampung facility, or to refinance this facility, or to obtain refinancing for the Neptune and Cape Ann facilities or its other debt maturities on a timely basis or at all, the Partnership may not have sufficient funds or other assets to satisfy all its obligations, which would have a material adverse effect on its business, results of operations, financial condition and ability to make distributions to unitholders.

The outbreak of Coronavirus (COVID-19) has negatively affected economic conditions in many parts of the world which may impact the Partnership’s operations and the operations of its customers and suppliers. Although the Partnership’s operations have not been materially affected by the Coronavirus outbreak to date, the ultimate length and severity of the COVID-19 outbreak and its potential impact on the Partnership’s operations and financial condition is uncertain at this time. Furthermore, should there be an outbreak of the COVID-19 on board one of the Partnership’s FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill the Partnership’s obligations under its time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. To date, the Partnership has mitigated the risk of an outbreak of the COVID-19 on board its vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. As a result, the Partnership expects that it may incur somewhat higher crewing expenses to ensure appropriate mitigation actions are in place to minimize the risk of outbreaks. To date, the Partnership had not had service interruptions on the Partnership’s FSRUs. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. The Partnership has supported staffs by supplying needed internet boosters and office equipment to facilitate an effective work environment.

On March 8, 2021, Höegh LNG announced a recommended offer by Leif Höegh & Co. Ltd. (“LHC”) and funds managed by Morgan Stanley Infrastructure Partners (“MSIP”) through a 50/50 joint venture, Larus Holding Limited (“JVCo”), to acquire the remaining issued and outstanding shares of Höegh LNG not currently owned by LHC or its affiliates (the “Amalgamation”). The Amalgamation was approved by Höegh LNG's shareholders and bondholders and closed on May 4, 2021. Höegh LNG is now wholly owned by JVCo, and the common shares of Höegh LNG were delisted from the Oslo Stock Exchange. Following the consummation of the Amalgamation, some provisions of the omnibus agreement entered into in connection with the IPO (the “omnibus agreement”) terminated by their terms, including (i) the prohibition on Höegh LNG from acquiring, owning, operating or chartering any Five-Year Vessels (as defined in the omnibus agreement), (ii) the prohibition on the Partnership from acquiring, owning, operating or chartering any Non-Five-Year Vessels (as defined in the omnibus agreement), and (iii) the rights of first offer associated with those rights. As a consequence, following the consummation of the Amalgamation, Höegh LNG is not required to offer the Partnership Five-Year Vessels and is permitted to compete with it.

Presentation of Second Quarter 2021 Results

A presentation will be held today, Thursday, August 26, 2021, at 8:30 A.M. (EST) to discuss financial results for the second quarter of 2021. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/42467

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until September 2, 2021.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10159535

Financial Results on Form 6-K

[The Partnership has filed a Form 6-K with the SEC with detailed information on the Partnership’s results of operations for the three and six months ended June 30, 2021, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and unaudited condensed interim consolidated financial statements. The Form 6-K can be viewed on the SEC’s website: http://www.sec.gov and at HMLP’s website: http://www.hoeghlngpartners.com]

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of COVID-19, including its impact on the Partnership's business liquidity, cash flows and operations as well as operations of our customers, suppliers and lenders;

•	market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;

•	the Partnership's distribution policy and ability to make cash distributions on its units or any changes in the quarterly distributions on the units;

•	restrictions in the Partnership's debt agreements and pursuant to local laws on the Partnership's joint ventures' and the subsidiaries' ability to make distributions;

•	the ability of Höegh LNG to meet its financial obligations to the Partnership pursuant to the Subsequent Charter and the $85 million revolving credit facility and its guarantee and indemnification obligations;

•	the change in the ability of Höegh LNG to compete with the Partnership as a result of its completion of the Amalgamation;

•	the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;

•	demand in the FSRU sector or the LNG shipping sector; including demand for the Partnership's vessels;

•	the Partnership's ability to purchase additional vessels from Höegh LNG in the future;

•	the Partnership's ability to integrate and realize the anticipated benefits from acquisitions;

•	the Partnership's anticipated growth strategies; including the acquisition of vessels;

•	the Partnership's anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership's operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;

•	the Partnership's ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition, liquidity and creditworthiness of the Partnership's existing or future customers and their ability to satisfy their obligations under the Partnership's contracts;

•	the Partnership's ability to replace existing borrowings (including the Lampung facility, the Joint Venture facilities and the $85 million revolving credit facility), make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnership’s customers;

•	the Partnership's ability to perform under its contracts and maintain long-term relationships with its customers;

•	the Partnership's ability to leverage Höegh LNG's relationships and reputation in the shipping industry;

•	the Partnership's continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of the Partnership's vessels and any related claims by Total S.A., PGN LNG or other customers;

•	the Partnership's ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	the results of the arbitration with the charterer of PGN FSRU Lampung;

•	timely acceptance of the Partnership's vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership's ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of the Partnership and certain of its subsidiaries;

•	availability and cost of skilled labor, vessel crews and management, including possible disruptions, including but not limited to the supply chain of spare parts and service engineers, caused by the COVID-19 outbreak;

•	the number of offhire days and drydocking requirements, including the Partnership's ability to complete scheduled drydocking on time and within budget;

•	the Partnership’s general and administrative expenses as a publicly traded limited partnership and fees and expenses payable under the Partnership’s ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership's ability to hire or retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	risks inherent in the operation of the partnership’s vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;

•	future sales of Partnership’s common units, Series A preferred units and other securities in the public market;

•	Partnership’s business strategy and other plans and objectives for future operations;

•	Partnership’s ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2020 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
REVENUES
Time charter revenues	$34,696	$34,436	$69,472	$71,122
Total revenues	34,696	34,436	69,472	71,122
OPERATING EXPENSES
Vessel operating expenses	(6,114)	(5,776)	(12,286)	(11,283)
Administrative expenses	(2,779)	(2,155)	(5,514)	(4,583)
Depreciation and amortization	(5,012)	(5,234)	(10,223)	(10,516)
Total operating expenses	(13,905)	(13,165)	(28,023)	(26,382)
Equity in earnings (losses) of joint ventures	3,267	6,475	14,341	(3,572)
Operating income (loss)	24,058	27,746	55,790	41,168
FINANCIAL INCOME (EXPENSE), NET
Interest income	98	163	231	335
Interest expense	(9,635)	(6,322)	(15,293)	(12,833)
Other items, net	(658)	(487)	(1,311)	(1,134)
Total financial income (expense), net	(10,195)	(6,646)	(16,373)	(13,632)
Income (loss) before tax	13,863	21,100	39,417	27,536
Income tax expense	(11,225)	(1,419)	(12,939)	(2,381)
Net income (loss)	$2,638	$19,681	$26,478	$25,155
Preferred unitholders' interest in net income	3,877	3,668	7,754	7,337
Limited partners' interest in net income (loss)	$(1,239)	$16,013	$18,724	$17,818

Earnings per unit
Common unit public (basic and diluted)	$(0.04)	$0.47	$0.55	$0.51
Common unit Höegh LNG (basic and diluted)	$(0.04)	$0.50	$0.58	$0.56

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	June 30,	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$23,838	$31,770
Restricted cash	8,771	7,198
Trade receivables	4,432	415
Amounts due from affiliates	3,877	3,639
Advances to joint ventures	4,285	3,284
Inventory	25	—
Current portion of net investment in financing lease	5,193	4,969
Prepaid expenses and other receivables	2,808	3,883
Total current assets	53,229	55,158
Long-term assets
Restricted cash	10,565	12,095
Accumulated earnings of joint ventures	24,030	9,690
Advances to joint ventures	—	869
Vessels, net of accumulated depreciation	611,000	619,620
Other equipment	144	109
Intangibles and goodwill	12,690	14,056
Net investment in financing lease	266,635	269,288
Long-term deferred tax asset	210	102
Other long-term assets	822	823
Total long-term assets	926,096	926,652
Total assets	$979,325	$981,810

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	June 30,	December 31,
	2021	2020
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$57,031	$59,119
Trade payables	1,413	467
Amounts due to owners and affiliates	3,860	2,600
Value added and withholding tax liability	442	1,445
Derivative instruments	6,373	6,945
Accrued liabilities and other payables	14,583	7,232
Total current liabilities	83,702	77,808
Long-term liabilities
Long-term debt	336,264	355,470
Revolving credit facility due to owners and affiliates	24,423	18,465
Derivative instruments	12,836	19,530
Long-term tax liability	7,929	2,668
Long-term deferred tax liability	15,304	14,430
Other long-term liabilities	144	124
Total long-term liabilities	396,900	410,687
Total liabilities	480,602	488,495
EQUITY
8.75% Series A preferred units	176,078	167,760
Common units public	303,808	308,850
Common units Höegh LNG	41,159	46,277
Accumulated other comprehensive income (loss)	(22,322)	(29,572)
Total partners' capital	498,723	493,315
Total equity	498,723	493,315
Total liabilities and equity	$979,325	$981,810

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended June 30,
	2021	2020
OPERATING ACTIVITIES
Net income (loss)	$2,638	$19,681
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,012	5,234
Equity in losses (earnings) of joint ventures	(3,267)	(6,475)
Changes in accrued interest income on advances to joint ventures	(50)	(79)
Amortization of deferred debt issuance cost	4,119	578
Amortization in revenue for above market contract and extension	687	759
Expenditure for drydocking	(1,590)	—
Changes in accrued interest expense	560	(102)
Receipts from repayment of principal on financing lease	1,228	1,125
Unrealized foreign exchange losses (gains)	(19)	(41)
Unrealized loss (gain) on derivative instruments	57	21
Non-cash revenue: tax paid directly by charterer	(224)	(218)
Non-cash income tax expense: tax paid directly by charterer	224	218
Deferred tax expense and provision for tax uncertainty	10,675	940
Issuance of units for Board of Directors' fees	127	—
Other adjustments	17	120
Changes in working capital:
Trade receivables	184	764
Inventory	(25)	463
Prepaid expenses and other receivables	(1,439)	(164)
Trade payables	989	(241)
Amounts due to owners and affiliates	1,174	238
Value added and withholding tax liability	(418)	148
Accrued liabilities and other payables	407	356
Net cash provided by (used in) operating activities	21,066	23,325

INVESTING ACTIVITIES
Expenditure for vessel and other equipment	—	(8)
Net cash provided by (used in) investing activities	$—	$(8)

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended June 30,
	2021	2020
FINANCING ACTIVITIES
Proceeds from loans due to owners and affiliates	$6,000	$4,500
Repayment of long-term debt	(11,165)	(11,166)
Cash distributions to limited partners and preferred unitholders	(18,956)	(18,714)
Net cash provided by (used in) financing activities	(24,121)	(25,380)

Increase (decrease) in cash, cash equivalents and restricted cash	(3,055)	(2,063)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	49	102
Cash, cash equivalents and restricted cash, beginning of period	46,180	45,974
Cash, cash equivalents and restricted cash, end of period	$43,174	$44,013

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2021 AND 2020

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and impairment, and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the three months ended June 30, 2021 and 2020, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three months ended June 30, 2021 and 2020, Joint Venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long-term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs is presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2021

(in thousands of U.S. dollars)

	Three months ended June 30, 2021
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total segment reporting	Eliminations		Consolidated reporting
Time charter revenues	$34,696	10,285	—	44,981	(10,285)	(1)	$34,696
Total revenues	34,696	10,285	—	44,981		(1)	34,696
Operating expenses	(7,272)	(1,804)	(1,621)	(10,697)	1,804	(1)	(8,893)
Equity in earnings (losses) of joint ventures	—	—	—	—	3,267		3,267
Segment EBITDA	27,424	8,481	(1,621)	34,284
Depreciation and amortization	(5,012)	(2,489)	—	(7,501)	2,489	(1)	(5,012)
Operating income (loss)	22,412	5,992	(1,621)	26,783			24,058
Gain (loss) on derivative instruments	—	34	—	34	(34)	(1)	—
Other financial income (expense), net	(6,090)	(2,759)	(4,105)	(12,954)	2,759	(1)	(10,195)
Income (loss) before tax	16,322	3,267	(5,726)	13,863			13,863
Income tax benefit (expense)	(11,225)	—	—	(11,225)	—		(11,225)
Net income (loss)	$5,097	3,267	(5,726)	2,638	—		$2,638
Preferred unitholders' interest in net income	—	—	—	—	3,877	(2)	3,877
Limited partners' interest in net income (loss)	$5,097	3,267	(5,726)	2,638	(3,877)	(2)	$(1,239)

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2020

(in thousands of U.S. dollars)

	Three months ended June 30, 2020
		Joint venture
	Majority	FSRUs		Total
	Held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$34,436	12,139	—	46,575	(12,139)	(1)	$34,436
Total revenues	34,436	12,139	—	46,575			34,436
Operating expenses	(6,616)	(2,660)	(1,315)	(10,591)	2,660	(1)	(7,931)
Equity in earnings (losses) of joint ventures	—	—	—	—	6,475	(1)	6,475
Segment EBITDA	27,820	9,479	(1,315)	35,984
Depreciation and amortization	(5,234)	(2,490)	—	(7,724)	2,490	(1)	(5,234)
Operating income (loss)	22,586	6,989	(1,315)	28,260			27,746
Gain (loss) on derivative instruments	—	2,295	—	2,295	(2,295)	(1)	—
Other financial income (expense), net	(2,236)	(2,921)	(4,410)	(9,567)	2,921	(1)	(6,646)
Income (loss) before tax	20,350	6,363	(5,725)	20,988			21,100
Income tax benefit (expense)	(1,419)	112	—	(1,307)	(112)		(1,419)
Net income (loss)	$18,931	6,475	(5,725)	19,681	—		$19,681
Preferred unitholders’ interest in net income	—	—	—	—	3,668	(2)	3,668
Limited partners' interest in net income (loss)	$18,931	6,475	(5,725)	19,681	(3,668)	(2)	$16,013

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended June 30, 2021 and 2020.

	Three months ended
	June 30,
(in thousands of U.S. dollars)	2021	2020
Interest income	$98	$163
Interest expense:
Interest expense incurred	(5,023)	(5,689)
Amortization and gain (loss) on cash flow hedge	(57)	(21)
Commitment fees	(436)	(34)
Amortization of debt issuance cost and fair value of debt assumed	(4,119)	(578)
Total interest expense	(9,635)	(6,322)
Other items, net:
Unrealized foreign exchange gain (loss)	19	41
Realized foreign exchange gain (loss)	(22)	125
Bank charges, fees and other	(54)	(41)
Withholding tax on interest expense and other	(601)	(612)
Total other items, net	(658)	(487)
Total financial income (expense), net	$(10,195)	$(6,646)

Appendix A: Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, taxes depreciation, amortization, impairment and other financial items. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization, taxes, and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investor in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units or preferred units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three months ended June 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$5,097	3,267	(5,726)	2,638			$2,638	(3)
Interest income	(49)	—	(49)	(98)	—	(4)	(98)
Interest expense	5,529	2,756	4,106	12,391	(2,756)	(4)	9,635
Depreciation and amortization	5,012	2,489	—	7,501	(2,489)	(5)	5,012
Other financial items (2)	610	(31)	48	627	31	(6)	658
Income tax (benefit) expense	11,225	—	—	11,225	—		11,225
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,756	(4)	2,756
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,489	(5)	2,489
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(31)	(6)	(31)
Segment EBITDA	$27,424	8,481	(1,621)	34,284			$34,284

	Three months ended June 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$18,931	6,475	(5,725)	19,681			$19,681	(3)
Interest income	(83)	—	(80)	(163)	—	(4)	(163)
Interest expense	1,883	2,918	4,439	9,240	(2,918)	(4)	6,322
Depreciation and amortization	5,234	2,490	—	7,724	(2,490)	(5)	5,234
Other financial items (2)	436	(2,292)	51	(1,805)	2,292	(6)	487
Income tax (benefit) expense	1,419	(112)	—	1,307	112	(7)	1,419
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,918	(4)	2,918
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,490	(5)	2,490
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(2,292)	(6)	(2,292)
Equity in earnings of JVs: Income tax (benefit) expense	—	—	—	—	(112)	(7)	(112)
Segment EBITDA	$27,820	9,479	(1,315)	35,984			$35,984

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.
(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.
(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting
(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.
(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts less non-cash revenue: tax paid directly by charterer, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost, amortization and gain on cash flow hedges included in interest expense and proceeds from settlement of derivatives, other items (net), unrealized foreign exchange losses (gains), current income tax benefit (expense), net of uncertain tax position less non-cash income tax: tax paid directly by charterer, and other adjustments such as indemnification paid or to be paid by Höegh LNG for legal expenses related to the boil-off claim, non-budgeted expenses or losses, or prior period indemnifications refunded to, or to be refunded to, Höegh LNG for amounts recovered from insurance or the charterer, distributions on the Series A preferred units and estimated maintenance and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Non-cash revenue: tax paid directly by charterer and non-cash income tax: tax paid directly by charterer consists of certain taxes paid by the charterer directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries which is recorded as a component of time charter revenues and current income tax expenses. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to limited partners. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership's liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measure for liquidity.

Three months ended
(in thousands of U.S. dollars)	June 30, 2021
Segment EBITDA	$34,284
Cash collection/Principal payment on financing lease	1,228
Amortization in revenues for above market contracts	687
Non-cash revenue: Tax paid directly by charterer	(224)
Equity in earnings of JVs: Amortization of deferred revenue	(685)
Interest income (1)	98
Interest expense (1)	(12,391)
Amortization of debt issuance cost (1)	4,158
Amortization and gain on cash flow hedges included in interest expense	57
Other items, net	(661)
Unrealized foreign exchange losses (gains)	(19)
Current income tax benefit (expense), net of uncertain tax position	(550)
Non-cash income tax: Tax paid directly by charterer	224
Other adjustments:
Distributions relating to Series A preferred units (2)	(3,877)
Estimated maintenance and replacement capital expenditures	(5,350)
Distributable cash flow	$16,979

Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

Three months ended
(in thousands of U.S. dollars)	June 30, 2021
Distributable cash flow	$16,979
Estimated maintenance and replacement capital expenditures	5,350
Distributions relating to Series A preferred units (2)	3,877
Equity in earnings of JVs: Amortization of deferred revenue	685
Equity in earnings of JVs: Amortization of debt issuance cost	(39)
Equity in earnings of JVs: Depreciation and amortization	(2,489)
Equity in earnings of JVs: Gain (loss) on derivative instruments	34
Equity in losses (earnings) of joint ventures	(3,267)
Expenditures for drydocking	(1,590)
Changes in accrued interest expense and interest income	510
Other adjustments	144
Changes in working capital	872
Net cash provided by (used in) operating activities	$21,066

(1)	The Partnership’s interest in the joint ventures’ interest expense and amortization of debt issuance cost is $2,678 and $39, respectively
(2)	Represents distributions payable on the Series A preferred units related to the three months ended June 30, 2021

Media contact:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

Knut Johan Arnholdt, VP IR and Strategy, +47 922 59 131

www.hoeghlngpartners.com